Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Brookdale Senior Living, Inc. filed December 21, 2006 of our report dated February 24, 2006 with respect to the consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, which is incorporated by reference in the Current Report on Form 8-K/A filed October 10, 2006, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Nashville, Tennessee

December 21, 2006